**BELMONT CAPITAL, LLC**

STATEMENT OF FINANCIAL CONDITION

FOR THE YEAR ENDED DECEMBER 31, 2015

| | |
|---|---|
| **ASSETS** | |
| Cash | $ 637 |
| Due from affiliate | 125,609 |
| Securities owned - at market value (Note 4) | 64,194 |
| Total assets | $ 190,440 |
| | |
| **LIABILITIES AND MEMBER'S CAPITAL** | |
| | |
| **Liabilities:** | |
| Accounts payable and accrued expenses | 22,433 |
| Total liabilities | $ 22,433 |
| | |
| **Commitments and Contingencies** (Notes 5 and 6) | |
| | |
| **Capital** (Note 7) | 168,007 |
| | |
| Total liabilities and capital | $ 190,440 |

*The accompanying notes are an integral part of this statement.*